EXHIBIT H

FOR IMMEDIATE RELEASE

Glenview Capital Management Submits Proposal to Tenet Healthcare Corporation to Allow All Shareholders to Take Action by Written Consent Without a Meeting

NEW YORK, NY - February 2, 2018 - Glenview Capital Management (“Glenview”) today submitted to Tenet Healthcare Corporation (“Tenet” or the “Company”) (NYSE: THC), a proposal which would amend the Company’s bylaws to allow all shareholders to take action by written consent without a meeting, including for the removal and election of directors. The proposal will be voted on at Tenet’s annual meeting expected to be held in May 2018. Concurrent with its submission to Tenet, Glenview, which presently owns 17.8% of the Company, issued the following open letter and accompanying frequently asked questions to Tenet’s shareholders. Further information, including a thorough presentation detailing Glenview’s rationale and the proposed bylaw amendment, can be found at www.tenetowners.com.

Dear Fellow Shareholders:

Our firm, Glenview Capital Management (“Glenview”), has been a shareholder of Tenet Healthcare Corporation (“Tenet” or the “Company”) for six years, and presently we own 17.8% of the Company. Today we submitted a formal proposal, to be voted on by all shareholders, for Tenet to amend its Bylaws to allow for action by written consent without a meeting by a majority of shareholders on matters including the removal and replacement of directors, in accordance with the Company’s Bylaws (hereby referred to simply as “Action by Written Consent”).1  Currently, this right is enjoyed by shareholders in the majority of public Nevada corporations, where Tenet is incorporated, but is disallowed by Tenet’s current Bylaws.

The vote on this matter will not take place until Tenet convenes its annual meeting, which should occur in May 2018.  However, we are required to submit this proposal by February 3rd according to Tenet’s own rules, and we elected to share with you our reasoning and arguments for adopting this proposal today so that all shareholders may have a reasonable time to consider the issues, and to allow the Board to further consider our request.

We believe Action by Written Consent is necessary and appropriate when a company exhibits long-term underperformance operationally, as well as financially, so that shareholders may both encourage and optimistically trust company-led improvements, while realistically verifying the urgency and veracity of such progress.   Just as a person in worsening health may need more frequent medical attention than a check-up once every 12-18 months, a chronically unhealthy company is likely to return to health quicker and with more certainty if its owners are allowed more frequent Board oversight, and this is effectively accomplished through the ability to take Action by Written Consent.

Supporting the democratic process of Action by Written Consent is the simple act of putting in this access now so it will be available later should owners require it for timely intervention.  Any action

1 As a technical matter, Section 2.5 of Tenet’s Bylaws allows for Action by Written Consent if approved by every shareholder, and even then it cannot be used for the removal or election of directors. We are not aware of any public company ever achieving a unanimous consent, and in order to avoid confusion, we do not refer to this ‘impossible right’ elsewhere in this letter as it does not provide any genuine rights to Tenet’s shareholders.

suggested to be reviewed by shareholders under this format would have a separate vote, which would be open to all shareholders, with significant notice and an opportunity for all perspectives to be heard.  Therefore, shareholders are only gaining additional rights through this measure, and each shareholder retains its voting power to oppose any proposed Action by Written Consent should it so choose.

We believe Action by Written Consent is necessary at Tenet for the following reasons (for additional details, please see the accompanying slide deck available at www.tenetowners.com):

1.	Tenet has been a chronically underperforming company for decades.
a.	Tenet’s stock has performed quite poorly over a 1, 3, 5, 10 and 30-year basis versus the broader markets and an index of comparable medical facilities companies.
b.	Tenet’s earnings have gone backwards over a 1, 3, 5, 10 and 30-year period, while the broader markets and comparable companies have experienced significant growth.
c.	Tenet’s credit profile has deteriorated over a 1, 3, 5, and 10-year period.
d.
Tenet has experienced three compliance breakdowns in the past 30 years that span multiple Management and Board regimes that have thrice required significant government intervention, including meaningful fines and continued intensive monitoring.

2.
The Board of Tenet has been slow to respond independently to these challenges in multiple instances, and in fact has pursued strategies that resulted in Board and Management entrenchment, furthering the need for enhanced shareholder supervision.

a.	Tenet has historically postponed an annual meeting for six months, taking away shareholders’ rights to annually supervise the Board.
b.	Tenet has twice this decade adopted a poison pill, recently citing tax attributes as the primary motivation, despite the fact that such tax attributes have been present for the last 12 years.
c.	Until Glenview’s increased involvement in early 2016, the Tenet Board was static and slow to attract fresh ideas and independent perspectives.
d.
Tenet resisted multiple suggestions from Glenview, and we believe other owners, to prioritize and improve patient quality and satisfaction, strengthen management at the highest levels, generate cost efficiencies to close the margin gap versus comparable companies, disaggregate its inefficient holding company strategy, and narrow its operational focus to promote organic growth and long-term corporate health.

e.
While Glenview added two of its own employees to Tenet’s Board in early 2016 to attempt to avoid adversarial conflict and ensure a smooth transition, Glenview’s Board members were met with general apathy to fresh perspectives backed by concrete evidence.  This culminated in mid-2017 when Glenview’s Board members advocated for five clear actions:

i.	Further prioritizing patient satisfaction and quality;
ii.	Initiating a material cost reduction program to combat weak financial performance;
iii.	Changing CEOs;
iv.	Initiating an unbiased third-party review of the holding company structure, including obtaining market tests of the value of non-core assets; and
v.	Improving financial planning, budgeting and communication through both personnel changes as well as intensified focus.

When none of these actions were adopted by the Board in the August 9th-10th meeting, and no progress was made in subsequent conversations, Glenview had no choice but to resign its Board seats to allow us to speak directly to shareholders 15 days later in opposition to the Board’s views (per the terms of our Standstill Agreement).  While change did occur beginning eight hours prior to our Standstill expiration, it has lacked urgency and veracity in general over the past several years.

3.	The right to reconstruct the Board through Action by Written Consent is reasonable, common and we believe highly appropriate for a company with Tenet’s history.
a.	Similar Action by Written Consent rights are present in 30% of S&P 500 companies, and 64% of public Nevada-based corporations, where Tenet is domiciled.[2]
b.	Tenet’s long-term underperformance over decades and multiple Board and Management regimes establishes the clear need for shareholders to obtain this right and protection.
c.
Tenet recently amended its Bylaws on January 21st to allow for the calling of a special meeting by 50.1% of shareholders.  Such an amendment, while a small step forward, is wholly impractical, clearly off-market, and sends a dangerous signal that the Board may need additional feedback from shareholders to fully appreciate the cultural renaissance for which we mutually strive.  For reference, ISS’s published guidelines for the appropriate threshold to call special meetings is 10%, not 50.1%, and the combination of group issues under the securities rules and the Company’s poison pill, combined with a 50.1% trigger, creates a legal minefield for owners to exercise their basic rights. In addition, Glass Lewis has noted in past recommendations that it “strongly supports the right of shareholders. . . to effect change by written consent.”

d.
Improvements to the terms of a special meeting right will not be sufficient to provide shareholders needed protections, as Tenet’s Board has historically and even recently demonstrated gamesmanship, rather than a true and full commitment to appropriate governance and shareholder rights.

4.
In supporting Action by Written Consent, shareholders are gaining an additional right while forfeiting nothing.  Any such Action brought by Glenview or any other shareholder would need to obtain the written consents of a majority to be adopted, and all shareholders retain all of their rights to carefully weigh any such proposed Action and vote according to their independent judgment.

a.
Action by Written Consent is infrequently used. In fact, from 2015 through 2017 there are no Action by Written Consent examples involving S&P 500 companies.[3] We believe it is rarely utilized because the presence of Action by Written Consent acts as a powerful deterrent against Board entrenchment and inertia.

b.
Glenview has initiated only one Action by Written Consent in its 18-year history, to protect and promote shareholder value in the case of Health Management Associates.   During this process, the Board determined and then shareholders approved a sale of HMA for a 28% premium to the time we launched our efforts and a 48% premium to the beginning of 2013, the year in which the action took place.

2 Source: FactSet
3 Source: FactSet

c.
The Bylaw amendment proposed by Glenview includes many procedural safeguards. For example, all actions must be made through a public solicitation process to allow time for the Company to respond and all shareholders to consider. Further, this public process will allow for proxy advisory services, such as ISS and Glass Lewis, to have information necessary to make recommendations that may help inform their clients’ decisions. While providing these safeguards, our proposal includes efficient timeframes to prevent unreasonable delay and shareholder harm. We believe this balanced approach best represents the interests of Tenet shareholders large and small.

d.	We believe Action by Written Consent is an appropriate long-term insurance policy for Owners to ensure that the Board acts as proper stewards of our shared business and our collective capital.

In bringing this action, we do recognize some green shoots that offer a basis for medium and long-term optimism for the direction Tenet has now set forth.  Since the transition from the legacy CEO to the current Chairman and Interim CEO, Ron Rittenmeyer, the Company has greatly intensified its focus on patient outcomes and satisfaction, has taken initial steps to better align management incentives, has stated its intent to continue Board refreshment, began to establish appropriate cost controls that to date are forecast to improve pre-tax profitability by $250 million, and has committed to consider the sale or separation of non-core assets, including Conifer.  Glenview supports responsible measures to reduce Tenet’s leverage in an efficient and orderly fashion, and supports the rights of lenders and bondholders to the principal and interest owed to them under their contractual terms.

Consistent with our approach to optimistically trust but responsibly verify, Glenview is neither proposing an alternate slate of directors at the upcoming annual meeting nor asking for any separate shareholder vote on strategy or direction.  Based upon current information and knowledge, it is our intention to vote for the re-election of eight of the current twelve Directors of Tenet at the next annual meeting:  Chairman and Interim CEO Ron Rittenmeyer, Lead Director and former Senator Bob Kerry, Jim Bierman, John Byrnes, Richard Fisher, Richard Mark, Tammy Romo and Pete Wilver, and we would review any additional Board nominations proposed by the Company with an open mind.  The vote we are initiating covers the singular issue of providing shareholders the ability to trust but verify by having a reasonable method to hold Board members accountable for the goals and objectives.

Finally, the information contained in this letter and the accompanying slide deck is intended to share our views completely and, given the circumstances, minimize distractions to the current leadership of Tenet. Like you, we want the bulk of their attention spent on lifting Tenet to its full potential on an operating and financial basis.  As such, the proxy action we have initiated is not a “campaign” that will be waged daily – we have supplied our views herein and trust the informed judgments of each shareholder to determine our collective course forward.  We, of course, welcome views and feedback from our fellow Owners, respected governance experts, and the Company itself.

Thank you in advance for your time and consideration on this important governance matter.

Respectfully,
Larry Robbins on behalf of Glenview Capital Management

Frequently Asked Questions:
Q:	Who is Glenview Capital Management?[4]

Glenview:    Glenview Capital Management (“Glenview”) is an investment management firm with $11.8 billion of assets under management across two hedge funds and one limited life long-only product.  The Tenet ownership exists only at the hedge funds because the market capitalization is too small to qualify for Glenview’s long-only product.  Glenview was founded by Larry Robbins, who remains CEO and portfolio manager, in 2000 and began operations in 2001.  Glenview employs 72 people, including 14 partners, with its principal investments being in US healthcare, industrials, consumer and services and technology companies.  Glenview initiated investments in hospitals in 2011 and Tenet in 2012, and has over $2 billion invested in the public stocks of hospital companies.

Q:	What will Glenview’s role be in this “campaign”?

Glenview:    We believe that Action by Written Consent is a fundamental right that should be granted to shareholders of chronically underperforming companies, and we have set forth our rationale herein.   It is not our intent to be actively “campaigning”, as we believe this information packet, along with information from the Company, is sufficient for shareholders and proxy advisors to make an informed decision.  Questions may be submitted via the website www.tenetowners.com. In an attempt to minimize the potential distraction of Management and the Board’s energies and focus on moving Tenet forward, it is not our intention to be actively engaged in a daily campaign with respect to this request.

Q:	When will the vote occur?

Glenview:   The vote will occur at Tenet’s annual meeting, which should take place in May 2018.  In 2011, Tenet delayed its meeting by six months and has the ability to do so again.  Glenview requested that Tenet waive its right to delay the upcoming annual meeting, and they declined to do so.  In good faith, Tenet indicated to us that it was their intention to have the meeting in May, but we refer to the following Charlie Brown analogy set out below.

Q:	Are there other governance improvements Glenview believes should be pursued beyond Action by Written Consent?

Glenview:    We believe there are four additional issues that could be addressed. However, we believe many of these may narrowly impact large shareholders, and we believe it is most appropriate that we advocate for issues that impact all shareholders.   The following are the additional issues:
1.
We believe in 1 share 1 vote.  In Nevada, shares held above 20% of a company do not get a vote unless the Company waives such provision.  As Glenview is the only shareholder close to 20% and cannot buy any more stock under the terms of the Company’s poison pill, this is a theoretical or narrow point and one we do not wish to pursue at this time.

2.
The poison pill is not primarily for tax reasons and should be eliminated.  Tenet has twice this decade adopted a poison pill, recently citing tax attributes as the primary motivation, despite the fact that such tax attributes have been present for the last 12 years. Rather, the only two times that a pill was adopted was in defense of an unsolicited takeover offer by Community

4 Figures are as of February 1st, 2018.

Health Systems, Inc., and upon the expiration of our Standstill Agreement with the Company in August 2017.  In adopting the pill, we believe the Board discouraged otherwise interested investors from purchasing more of the Company and becoming more engaged in the future direction of Tenet.  We remain against the poison pill, but are not taking action to immediately remove it.

3.
We believe Delaware, where two-thirds of S&P 500 corporations are domiciled, is a more favorable shareholder state for incorporation than Nevada, which only represents 1% of those companies.[5]  Nevada offers more protections and potential entrenchment options for Boards, which we believe are antithetical to the very nature of public stock ownership.  However, because a move from Nevada would address the 1 share 1 vote issue, which narrowly impacts large shareholders such as Glenview, we chose not to pursue the point at this time.

4.
We believe Board refreshment should be thorough and faster.  We believe that the current Chairman and Interim CEO, Ron Rittenmeyer, as well as the current lead independent Director, Senator Bob Kerry, offer adequate institutional knowledge to negate the need for additional duration of service on the Board.  We believe the cultural renaissance is accelerated with a refreshment of all of the remaining long-term directors who presided over extended periods of value impairment.  However, the Company has indicated verbally its intent to move forward with refreshment at a pace that is yet to be determined, and the ability to Act by Written Consent gives shareholders the ability to complete Board refreshment independently should the current Board adopt an unacceptably slow timetable.

Q:	What is the process for Actions by Written Consent to be approved under the Bylaws amendment Glenview is proposing?

Glenview:    The terms proposed are an attempt to balance the need of shareholders to react quickly should cause arise with the ability of the Company to offer its own perspectives and for all shareholders to have time to consider and vote. As such, should a shareholder wish to initiate an Action by Written Consent, they would first notify the Company of their proposal, and the Company would have a maximum of 15 days to establish a record date.  Furthermore, under Glenview’s proposal, any shareholder seeking to bring Action by Written Consent must seek written consents from all shareholders in accordance with the SEC’s proxy rules, ensuring that a written consent solicitation statement is publicly filed and giving each shareholder sufficient time to consider and act on any such proposal.

Q:	Why is Action by Written Consent so commonplace in public Nevada corporations?

Glenview:    While we cannot be certain, we believe that because Nevada offers lower shareholder protections than other popular states of incorporation, such as Delaware, owners and responsible Directors have deemed it to be a reasonable check and balance to give Boards the authority they need to oversee the Company while giving owners the authority they need to oversee the Board.

Q:	Why do shareholders need Action by Written Consent if on January 21st the Board just granted the right for shareholders to call a special meeting?

Glenview:    As we discussed, we believe the right for shareholders to call a special meeting proposed by Tenet is off-market, unduly cumbersome and inconsistent with principles of good

5 Source: FactSet

corporate governance.  Use of the Special Meeting provision to affect a proposal would in effect require a shareholder to run two solicitations: one to get the 50.1% of shareholders needed to request a special meeting, and then another to pass the proposal at that special meeting several months later.  In addition, certain institutions may be dis-incentivized to participate in calling a special meeting while a poison pill is in place for fear of having their shareholdings improperly diluted, and the Company has a history of twice adopting a poison pill, including one that is currently in place. Moreover, the Board at its discretion can delay action on a valid proposal supported by 50.1% of the shareholders for a variety of reasons, in an analogous fashion to its history of delaying regularly scheduled shareholder meetings when they saw fit in 2011.  The Board may also decide that the actions being brought under the special meeting motion are similar in nature to business conducted in the prior annual meeting, and therefore decline to call such a meeting despite at least 50.1% of shareholders requesting one.  Finally, we believe we have made the case that the strongest oversight possible is appropriate for Tenet, and Action by Written Consent offers the strongest Board oversight, while still offering all shareholders the democratic process of voting on important matters impacting the long-term health and value of our shared investment.

Q:	Does the relatively concentrated shareholder base of Tenet make Action by Written Consent less appropriate?

Glenview:    We think Action by Written Consent is appropriate here and that shareholder concentration is a non-issue.  The threshold to approve a certain action is the same whether it be approved at an annual meeting, a special meeting, or through Action by Written Consent, thus nothing is changed by shareholder concentration vis-à-vis any other form of vote.  Most importantly, our proposed amendment to the Bylaws requires advanced notice to the Company of the proposed action and requires any solicitation to be made public and to all shareholders in accordance with the SEC’s proxy rules.  These requirements eliminate the possibility that a small group of shareholders can act without an open and public discourse of the merits of any proposed action.

Q:	Why didn’t Glenview attempt to negotiate with Tenet to install an Action by Written Consent provision?

Glenview:    Glenview approached Tenet after market hours on Thursday, January 18th, to suggest the Board consider adopting this pro-shareholder democratic process.  On Sunday, January 21st, Tenet leadership provided a courtesy call thanking Glenview for the suggestion and informing us of their unilateral decision to amend their Bylaws to allow for Special Meetings with a 50.1% trigger.  In Glenview’s opinion, this falls well short of what is reasonable for Owners to optimistically trust but democratically oversee the Board, and thus we bring this amendment directly to our fellow Owners for consideration and vote.

Q:	Glenview used Action by Written Consent to fully replace the Board of Health Management Associates in 2013 – are these situations similar?

Glenview:    In the case of HMA, in the midst of our consent solicitation, HMA was sold for cash and stock to Community Health for a 28% premium to the time we launched our efforts and a 48% premium to the beginning of 2013, the year in which the action took place.  Shareholders overwhelmingly supported the removal and replacement of the full Board of HMA, and the Board was replaced for the remainder of its independence.  In the case of Tenet, we are not proposing a specific Action by Written Consent, but rather that Tenet adopts an amendment to its Bylaws to allow for it.  The provision could then be used by shareholders for any number of reasons if necessary, but Glenview has no current plans to make any specific proposal through written consent.  Finally, it should be noted in good faith that there is a process to refresh Tenet’s Board and culture already underway, which was absent in the HMA situation, and we are hopeful that a written consent provision would be an insurance policy for shareholders that would ultimately prove unnecessary to use.

Q:	Did Glenview suggest new potential Board members?

Glenview:   According to our Standstill Agreement with Tenet, we had the right to nominate two independent directors in 2016, and accordingly we nominated and the Board ratified the addition of John Byrnes and Pete Wilver, who continue to serve as Directors today.  In addition, at the welcoming of the Chairman and Interim CEO, on October 25th, 2017 we submitted 20 additional names for consideration who represented a diverse set of backgrounds and areas of expertise, and offered to assist in recruitment should it be requested.  To date, we have not received any specific progress report with respect to this list from the Company.

Q:	Why didn’t Glenview nominate a slate of Directors now for the next annual meeting?

Glenview:   We prefer orderly Board refreshment, and we have noted that we will be supporting eight of the current twelve Directors for re-election:  Chairman and Interim CEO Ron Rittenmeyer, Lead Director and former Senator Bob Kerry, Jim Bierman, John Byrnes, Richard Fisher, Richard Mark, Tammy Romo and Pete Wilver.  We did not feel that it was practical or productive for Glenview to solicit Director candidates in competition with, rather than in cooperation with, the Tenet Board.  As we indicated above, on October 25th, 2017 we offered a list of 20 potential Director candidates (none of whom were a Glenview employee) and offered our assistance to the Company in Board recruitment.  Tenet has yet to request that.  Like all shareholders, Glenview will determine its support for future Board nominees based upon the information presented at the time of their nomination, and we are open-minded to the addition of quality Directors beyond the eight we intend to vote for listed above.

Q:
With evidence that Tenet’s intention is to refresh the Board and now follow many of the suggestions made by shareholders including Glenview, should shareholders defer the consideration of Action by Written Consent until subsequent annual meetings in future years?

Glenview:    We believe that companies are strongest when they are led by independent Boards who attract and properly incentivize skilled managers to delight their customers, organically grow their businesses, support and train their employees, manage with focus and efficiency, and generate reliable forecasts that lead to strong financial returns for owners.  In our experience, engaged owners who are willing to discuss key issues with the Board and Management enhance the quality of the discussion and lead to better outcomes for all constituents.  All too often, owners who attempt to engage are given either lip service without action, or a laundry list of excuses as to why constructive reforms are not possible.

In several presentations to Tenet’s legacy CEO and Board, Glenview showed the following famous Peanuts cartoon by the legendary Charles Schultz, where Lucy regularly entices Charlie Brown to attempt to kick the football, only to pull it away from him at the last minute every time.

Glenview asked for the Board to prioritize patient satisfaction and quality, yet it took a change at the CEO position for patient outcomes to receive the appropriate level of focus, energy and attention.  Glenview asked for a focus on per-share value metrics, only to have the legacy CEO and Board pursue aggregate growth at any cost.  Glenview asked the Board to review, hold accountable and possibly replace the most senior executives if they fell short of reasonable expectations over the long-term, and yet the Board refused to challenge the status quo until it faced the expiration of Glenview’s Standstill Agreement and the public discourse that was sure to follow.  Glenview asked for a comprehensive strategic alternatives review of the holding company structure at Tenet and an evaluation of the sale of non-core assets, only to have the legacy CEO and Board acquire eight hospitals in the UK where it had no experience, expertise or foothold using cash resources that were at the time in precious supply while no such strategic review was genuinely conducted.  Glenview asked for a cultural renaissance led by Board refreshment, only to be invited on the Board but then treated with suspicion and mistrust rather than partnership and cooperation.  Glenview suggested to the Board that it adopt voluntarily Action by Written Consent, and instead the Board unilaterally announced an impractical and off-market Special Meeting provision.  Time and time again, Glenview, representing shareholders, approached the ball, and each and every time, the legacy CEO and Board pulled the ball from under shareholders’ feet.   We believe Action by Written Consent provides a well needed check and balance to ensure that the Board does not persistently pull the rug out from under the majority of owners, and that the most responsible time for the Company to amend its Bylaws accordingly is now.

Q:                 Did Glenview recommend repurchasing shares at higher levels, and would the Company be worse off if it did that?

Glenview:   We recommended to the Company that they invest capital in the business to serve current and new customers, and that any additional expenditure be compared on a risk-adjusted basis to the returns on share repurchase.  Since that time, earnings per share at Tenet have declined by 64% while earnings at the closest comparable, HCA Healthcare, Inc., have increased 77%.  We believe this dilution is the combination of poor operating performance and destructive capital allocation including overpriced acquisitions that would not have been pursued under our framework.  As well, Glenview recommended that leverage never exceed 5x, while the legacy CEO and Board made capital commitments that increased leverage to 6x and greater than 7x including the full off-balance sheet obligations of the USPI buy-in.  We believe that opportunistic share repurchase would have been a strong value creation mechanism with lower risk than the acquisition spree pursued by legacy Management and Board, and that Tenet shares would trade at materially higher levels today based upon superior earnings per share and reduced leverage on both an aggregate and ratio basis.

Q:                 Is Glenview pushing for Tenet to be sold?

Glenview:    Our independent analysis suggests that Tenet’s holding company structure, owning three distinct assets in acute hospitals, surgical centers (USPI) and revenue cycle management (Conifer), is inefficient and unnecessary.  In particular, Conifer’s sales proposition to other hospitals is that the business of owning and operating hospitals is a separate and distinct expertise unrelated to revenue cycle management, which may be more efficiently outsourced.  Clearly Tenet could follow its own advice to Conifer clients by separating out its Conifer unit via sale, IPO or spin-off.  While Tenet debtholders are not secured by the value of Conifer, we support responsible deleveraging with material cash proceeds utilized to offer up to full principal to lenders or bondholders who wish to sell bonds back to the Company.

Hospitals and surgical centers are local businesses that derive scale benefits that have the potential to reduce cost and enhance best practices for the benefits of customers, payors, and owners.  We believe the appropriate ownership structure of Tenet hospitals and surgical centers can be made based upon a review of a refreshed Board supported by unbiased financial advisors who may assist in evaluating the opportunities and risks of ownership versus asset sales on a case by case basis.  Regardless, we are supportive of the Company’s stated target of 5x Net Debt / EBITDA or less as a more responsible leverage ratio to balance reducing the cost of capital while allowing for reasonable operating flexibility.

Q:                 How can shareholders remain informed prior to the vote?

Glenview:    Please visit the website www.tenetowners.com and also review materials submitted by Tenet that may reflect views contrary to those we set forth.  Then please vote in the way you feel is best for the long-term health of the Company and your investment.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY GLENVIEW CAPITAL PARTNERS, L.P., GLENVIEW INSTITUTIONAL PARTNERS, L.P., GLENVIEW CAPITAL MASTER FUND, LTD., GLENVIEW CAPITAL OPPORTUNITY FUND, L.P., GLENVIEW OFFSHORE OPPORTUNITY MASTER FUND, LTD., GLENVIEW CAPITAL MANAGEMENT, LLC AND LARRY ROBBINS (COLLECTIVELY, “GLENVIEW”) FROM THE STOCKHOLDERS OF TENET HEALTHCARE CORPORATION (“THC” OR THE “COMPANY”) FOR USE AT ITS ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE COMPANY AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, GLENVIEW WILL PROVIDE COPIES OF THE PROXY STATEMENT (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST MADE TO OKAPI PARTNERS LLC, 1212 AVENUE OF THE AMERICAS, 24TH FLOOR, NEW YORK, NY 10036, (212) 297-0720, TOLL FREE: (877) 869-0171, OR EMAIL: INFO@OKAPIPARTNERS.COM. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS PROVIDED BELOW.  INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED FROM THIRD PARTIES IS USED WITHOUT ANY EXPRESS CONSENT OF SUCH THIRD PARTIES AND SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH PERSON FOR THE VIEWS EXPRESSED HEREIN.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. The content of this document may include “forward-looking statements” that reflect current views of future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future- or forward-looking nature are often used to identify forward-looking statements. Similarly, statements that describe our objectives, plans or goals are forward-looking. Glenview’s forward-looking statements are based on its current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except to the extent required by applicable law, no person undertakes any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

PARTICIPANT INFORMATION. The participants in the solicitation of proxies (the “Participants”) include the following: Glenview Capital Partners, L.P., a Delaware limited partnership, Glenview Institutional Partners, L.P., a Delaware limited partnership, Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company, Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership, Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company, (collectively, the “Glenview Funds”), Glenview Capital Management, LLC, a Delaware limited liability company and the investment manager to the Glenview Funds, and Mr. Robbins, a United States citizen and the Chief Executive Officer of Glenview Capital Management, LLC.

The principal business of Glenview Capital Management, LLC is to serve as investment manager to each of the Glenview Funds, the principal business of each of which is to invest in securities and other financial instruments. The primary business of Mr. Robbins is investment management.

Glenview Capital Partners, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, Ltd., Glenview Capital Opportunity Fund, L.P., Glenview Offshore Opportunity Master Fund, Ltd., Glenview Capital Management, LLC, and Larry Robbins own beneficially, directly or indirectly 17,942,624 shares of THC’s Common Stock, approximately 17.8% of the total outstanding shares of THC’s Common Stock as of October 31, 2017 (the latest date for which the Company’s SEC Filing 10-Q provides share information). Additional information about the Participants’ interests may be found on the Schedule 13D filed with the SEC, as amended on February 2, 2018, and as may be amended thereafter from time to time by Glenview, available at no charge at the SEC’s website at http://www.sec.gov.
The principal business address of Glenview Capital Partners, L.P., Glenview Institutional Partners, L.P., Glenview Capital Opportunity Fund, L.P., Glenview Capital Management, LLC and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153. The principal business address of Glenview Capital Master Fund, Ltd. and Glenview Offshore Opportunity Master Fund, Ltd. is c/o State Street (Cayman) Trust, Limited, P.O. Box 896GT, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands.

About Glenview Capital Management

Glenview Capital is an investment management firm with $11.8 billion of assets under management.  Glenview was founded by Larry Robbins, who remains CEO and portfolio manager, in 2000 and began operations in 2001.  Glenview employs 72 people, including 14 partners, with its principal investments being in U.S. healthcare, industrials, consumer and services and technology companies.  Glenview initiated investments in hospitals in 2011 and Tenet in 2012, and has over $2 billion invested in the public stocks of hospital companies.

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347.275.3577
mgeller@prosek.com

Investors:

Okapi Partners LLC
Bruce H. Goldfarb/Lisa Patel
212.297.0720
info@okapipartners.com